

ORLA MINING COMPLETES LAYBACK AGREEMENT WITH FRESNILLO TO EXPAND THE CAMINO ROJO OXIDE GOLD PROJECT

VANCOUVER, BC – December 21, 2020 - **Orla Mining Ltd.** (TSX: OLA) ("Orla" or the "Company") is pleased to announce that the Company has completed the Layback Agreement with Fresnillo Plc ("Fresnillo") following the previously announced Letter Agreement. Closing of the Layback Agreement is subject to receipt of approval from the Federal Competition Commission (Comisión Federal de Competencia Económica or "COFECE").

The Layback Agreement will allow Orla to expand the Camino Rojo oxide pit onto part of Fresnillo's mineral concession located immediately north of Orla's property. Orla will have access to the oxide and transitional heap leachable mineral resources on Orla's property below the open pit outlined in the June 2019 Feasibility Study. In addition, the Layback Agreement will provide Orla with the right to mine from Fresnillo's mineral concession, and recover for Orla's account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. The completion of the Layback Agreement is expected to result in a material increase in mineral reserves at the Camino Rojo project and the Company expects to provide details of an updated feasibility study along with a technical update in early 2021.

"We are pleased to have reached this important milestone with Fresnillo that will unlock further value at Camino Rojo. The expanded project achieved through this agreement will allow Orla to optimize the oxide deposit to its full potential to the benefits of all stakeholders", stated Jason Simpson, President and Chief Executive Officer of Orla.

An updated feasibility study on a Camino Rojo oxide project unconstrained by Orla's current property boundary will highlight the economic impact of the additional mineral resources from Orla's concession available for processing as a result of the Layback Agreement. An expanded operation would not require moving any of the infrastructure in the current project and construction design.

Under the terms of the Layback Agreement, Orla will pay Fresnillo a total cash consideration of US$62.8 million through a staged payment schedule:

- US$25 million due upon receipt of COFECE approval;

- US$15 million due no later than (i) twelve (12) months following the commencement of commercial production at Camino Rojo or (ii) December 1, 2022, whichever is earlier; and

- US$22.8 million due no later than (i) twenty-four (24) months following the commencement of commercial production at Camino Rojo or (ii) December 1, 2023, whichever is earlier.

The amounts for the remaining payments shall bear an interest of 5% per annum until the date of payment.

The Layback Agreement will not preclude or restrict Fresnillo from participating in any future development of the sulphide mineral resource at the Camino Rojo project.

NEWS RELEASE

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report entitled "Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico" dated June 25, 2019 is available on SEDAR at www.sedar.com under the Company's profile as well as on Orla's website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project – Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is also available on SEDAR at www.sedar.com.

Forward-looking Statements

This news release contains certain "forward-looking statements" within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the expansion of the Camino Rojo oxide pit, expectations regarding the optimization of the oxide deposit and increase in mineral reserves, the timing for an updated feasibility study and technical update, the expected additional material to be included in a future mine plan, the terms and conditions of the Layback Agreement, timeline for receipt of Mexican antitrust approval, and the Company's development, as well as its objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions that all conditions of the Layback Agreement, as well as the Company's credit facility will be met, the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals, including Mexican antitrust approval, will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: failing to receive Mexican antitrust approval, failing to satisfy remaining conditions of the Layback Agreement, risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral reserves and mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 23, 2020, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of the Company have been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. As such, certain information contained in the documents referenced herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the U.S. SEC.



NEWS RELEASE

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Director, Investor Relations

www.orlamining.com
info@orlamining.com